March 10, 2011

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:          Your Letter Dated March 1, 2011 (the “Comment Letter”)

Regarding Bally Technologies, Inc.’s Form 10-K for the
Fiscal Year Ended June 30, 2010 and Form 10-Q for the
quarterly period ended December 31, 2010.

Dear Mr. Krikorian:

In follow up to the telephone conversation between your colleague Melissa Walsh, and Christine Taylor and John Corrigan of Bally Technologies, Inc. (the “Company”), the Company formally requests an extension of the deadline to respond to the Comment Letter from March 15, 2011 to March 24, 2011.

As discussed, the primary reason for the request is to allow the Company’s senior management to participate in the process of responding to the Comment Letter.  The Company’s senior management has been occupied with preparing for and participating in the Company’s System User Conference being held this week in California.

Very truly yours,

/s/Neil Davidson

Neil Davidson
Senior Vice President, Chief Financial Officer and Treasurer